August 28, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian
Dietrich King

Re:	Haoxi Health Technology Ltd
Amendment No. 5 to Registration Statement on Form F-1
Filed August 12, 2024
File No. 333-280174

Ladies and Gentlemen:

This letter (“Letter”) is in response to the letter dated August 26, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1, Filed August 12, 2024

Risk Factors

Risk Related to this Offering and the Trading Market

You will experience immediate and substantial dilution in the net tangible book value of Class A

Ordinary Shares purchased. The existing..., page 54

1.	We note your response to prior comment 2, and we reissue it in part. Please update the dilution risk factor with as much specificity as possible. In this regard, we note the risk factor still categorizes dilution as potential rather that likely.

Response: In response to the Staff’s comment, we have revised relevant disclosures on pages 53 and 54 to specify that dilution is likely to happen upon this offering.

General

2.	We note your response to prior comment 4, and we reissue it in part. If you intend to rely on Rule 430A, please disclose a fixed number of securities for each class of security included in the registered transaction such that such numbers are in the registration statement at the time of effectiveness. In this regard, we note it appears the number of shares underlying the Series B warrants will not be known until after the registration statement is effective. Please refer Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, we have revised the disclosure to include both the maximum number of shares issuable upon exercise of Series A Warrants and the maximum number of shares issuable upon exercise of the Series B Warrants based on a good faith estimate of the offering price.

* * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206, or Joan Wu at (212) 530-2208.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq. Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC